UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                        Commission File Number: 000-32231

(Check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: March 31, 2003

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: __________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                  PART I
                          REGISTRANT INFORMATION

     Full Name of Registrant: Media and Entertainment.com, Inc.

     Former Name if Applicable:

     Address of principal executive office (Street and number):
     10120 S. Eastern Avenue, Suite 200

     City, state and zip code: Las Vegas, Nevada 89052

                                  PART II
                          RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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                                 PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant's President and Chief Executive Officer resigned on February 14, 2003 for personal reasons unrelated to the Registrant's business. As a result, the Registrant's management has experienced a delay in processing the information needed to prepare the subject report.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Benedict Paglia        (818)                562-8282
     (Name)              (Area Code)         (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     MEDIA AND ENTERTAINMENT.COM, INC.
               (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003            By:    /s/ Benedict L. Paglia
                                   ----------------------------------------
                                         Benedict L. Paglia
                                         Acting Chief Executive Officer

















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